Exhibit 99.1

ASX Release

PERTH, 31 January 2017, ASX: MKB

MOKO QUARTERLY UPDATE

Highlights

•    REC*IT surpasses major milestone and now exceeds 1 million total first launches

•    Company in discussions in relation to a financing proposal

MOKO Social Media Limited (MOKO) today lodged its quarterly cashflow results for the 6 month period ending 31 December 2016.

Net operating cashflows for the quarter ended 31 December were ($0.6m) including a R&D Tax Incentive Scheme rebate of $0.8m. Net financing cashflows were $0.1m with the Company utilising a short-term secured loan facility during the quarter to manage its working capital whilst the R&D tax rebate was outstanding.

REC*IT UPDATE

MOKO today also reports an important milestone in its flagship sports management app. REC*IT has now reached 1,033,000+ Total First Launches.*

REC*IT also achieved a 46% increase in Page Views during the Fall 2016 Semester when compared to the same period in 2015, with a total 71.6 million+ Page Views.

MOKO CEO Shripal Shah said, “Surpassing a million Total First Launches validates our strong belief in the value REC*IT provides both college students and administrators.

While this achievement marks a special milestone, we are even more excited about adding over 376,700+ Unique Visitors who are responsible for generating 71.6 million+ Page/Screen Views during the Fall 2016 Semester. That’s approximately 190 Page/Screen Views per student on average this past semester.

The ongoing strong take-up of REC*IT and engagement levels confirms our product is widely engaging the US student market.”

FINANCING PROPOSAL

The Company is currently in discussions with a number of parties in relation to securing additional funding. These negotiations are continuing and the Company is not yet in a position to make an announcement. The Company currently anticipates making an announcement in relation to the financing on or before Friday 10th February 2017.

* Source: Adobe Analytics January 23, 2017

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

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For more information contact

Emma Waldon, emma.waldon@mokoscocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the US, granting exclusive access to deliver its award---winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1250 US colleges, representing approximately 50% of the US college population, and more than 3,400 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward---Looking Statements

This press release contains information that may constitute forward---looking statements and uses forward----looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward---looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward---looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward---looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward---looking information in the future. Therefore, this forward---looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward---looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

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